Exhibit 99.1

May 11, 2016

Catalyst Paper Announces Voting Results for the Election of Directors

Richmond, BC - Catalyst Paper (TSX:CYT) today announced the voting results of the Annual General Meeting held May 10, 2016 in Richmond, BC.

Shareholders voted in favour of all the items of business before the meeting including the election of all director nominees as follows:

		Votes by Ballot
	Outcome of Vote	Votes For	Votes Withheld	% of Votes Cast For
The election of the following nominees as directors of the Issuer for the ensuing year or until their successors are elected or appointed	Carried
(a) John Brecker		11,859,104	6,626	99.94
(b) Todd Dillabough		11,859,104	6,626	99.94
(c) Walter A. Jones		11,859,104	6,626	99.94
(d) Leslie T. Lederer		11,859,104	6,626	99.94
(e) Jill Leversage		11,859,104	6,626	99.94
(f) Joe Nemeth		11,859,104	6,626	99.94
(g) Pierre Raymond		11,859,104	6,626	99.94

Detailed voting results for the meeting are available on SEDAR at www.sedar.com.

About Catalyst Paper

Catalyst Paper manufactures diverse printing papers such as coated freesheet, C1S, coated and uncoated groundwood, newsprint, directory, as well as market pulp. Customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe. With five mills across North America, Catalyst has annual production capacity of 2.3 million tonnes. Catalyst is headquartered in Richmond, British Columbia, Canada, and is ranked by Corporate Knights magazine as one of the 50 Best Corporate Citizens in Canada.

For more information:
Frank De Costanzo
Senior Vice President & Chief Financial Officer
 (604) 247-4014